February 19, 2025

Rafael Contreras
Chief Executive Officer
Nomadar Corp.
5015 Highway 59 N
Marshall, Texas 75670

       Re: Nomadar Corp.
           Registration Statement on Form S-1
           Filed February 6, 2025
           File No. 333-284716
Dear Rafael Contreras:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 14, 2025 letter.

Registration Statement on Form S-1 Filed February 6, 2025
High Performance Training Program, page 1

1. Please revise your disclosure here and elsewhere throughout your registration statement as appropriate to briefly expand your discussion to describe what activities you have engaged in resulting in the commencement of operations of the Nomadar
       HPT in the second half of 2024. If applicable, please quantify the number of athletes who are currently participating in the program to include whether such participation is online or in-person. If in-person, please identify the location of the training facility.
 February 19, 2025
Page 2
Prospectus Summary
Our Proposed Business
Multi-Purpose Event Center, page 1

2. We note that you have now agreed to enter into a lease agreement of a to-be-
       determined duration with Sportech. Please file any associated written agreement and this lease agreement, if now entered into, as an exhibit in accordance with Item
       601(b)(10) of Regulation S-K. Alternatively, please clarify in greater detail briefly what it means to have "agreed" to enter into this lease agreement and describe in greater detail the material terms and provisions of the lease agreement, if known.
       Provide a cross-reference to the risk factor on page 11 beginning "Sportech has agreed to enter into a [ ] year lease agreement..." To the extent the lease will not be entered into prior to the direct listing, please revise to more directly state that the company currently does not have a location to develop Sportech City. Capitalization, page 36

3. We note that the shares of Class A Common Stock issued to Sportech were reversed in December 2024. We also note that this registration relates to the resale of Class A common stock. Please tell us why you have included this capitalization table.

        Please contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jeffrey Baumel